

November 17, 2010

Laurence M. Downes
Chief Executive Officer
New Jersey Resources Corporation
1415 Wyckoff Road
Wall, NJ 07719

> **Re:** **New Jersey Resources Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2009**
> **Filed November 30, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 14, 2009**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 4, 2010**
> **File No. 001-08359**

Dear Mr. Downes:

We have reviewed your response to our comment letter dated September 27, 2010 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Annual Cash Incentive Awards, page 24

1. We note your response to prior comment one of our letter dated September 27, 2010. We agree with the additional disclosure you suggest providing in future filings but we disagree that the quantifiable metrics associated with the 14

performance measures are immaterial and, therefore, do not need to be disclosed considering such targets comprise 20% of your annual cash incentive award and were achieved at a level in excess of the target amounts in 2009. Without providing such information, readers are unable to assess how 20% of each your named executive officer's annual cash incentive award was determined and this would not seem to facilitate an understanding of your compensation policies, as required by Item 402(b) of Regulation S-K. Please revise the table you propose to include so that it reflects the quantifiable metrics associated with each of the 14 performance measures at the threshold, target and maximum performance levels and state at what level each metric was achieved.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Mara Ransom, Legal Branch Chief, (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director